1701 Market Street Philadelphia, PA 19103-2921 215.963.5000 Fax: 215.963.5001	Morgan, Lewis & Bockius LLP Counselors at Law
Sean Graber
Associate
215.963.5598
June 9, 2010
FILED AS EDGAR CORRESPONDENCE
Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: Schwab Capital Trust (File Nos. 33-62470 and 811-7704) PEA No. 100
Dear Ms. Lithotomos:
Set forth below are your comments on Post-Effective Amendment (“PEA”) No. 100, filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, of Schwab Capital Trust (the “Trust”) which was filed for the purpose of updating the Trust’s registration statement to comply with recent amendments made to Form N-1A. Unless otherwise stated, comments and responses apply to all series of the Trust included in PEA No. 100.
1.	Comment: Please remove from the fee table, the footnotes to the fee table and the expense example information regarding a fund’s contractual expense limitation unless such expense limitation will be in place for at least one year from the date of the prospectus.

Response: Form N-1A provides that a fund’s fee table may not reflect an expense limitation agreement unless such expense limitation agreement will reduce the fund’s operating expenses for no less than one year from the effective date of the fund’s registration statement. Form N-1A further provides that the fund must disclose the period for which the expense limitation agreement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. The SEC release adopting the summary prospectus amendments to Form N-1A (“Adopting Release”) states that a fund’s fee table may not reflect an expense limitation agreement if such agreement may be terminated without agreement of the fund’s board of directors (e.g., unilaterally by the fund’s investment adviser) during the one-year period.
Importantly, however, Form N-1A and the Adopting Release permit a fund to reflect in its fee table an expense limitation agreement even though such expense limitation agreement may be terminated with the approval of the fund’s board during the one-year period. In fact, the Adopting Release advises funds to supplement their prospectuses if, in fact, the expense limitation agreement is terminated prior to the end of the one-year period. Taken together, Form N-1A and the Adopting Release give more significance to (a) whether the expense limitation

Valerie Lithotomos
June 9, 2010

agreement can be unilaterally terminated without agreement of the fund’s board of directors and (b) whether the fund expects the agreement to continue for no less than one year from the date of the registration statement, than to the stated termination date of the expense limitation agreement, if any.
The terms of each fund’s contractual expense limitation agreement provide that such expense limitation agreement will continue for so long as the fund’s investment adviser serves as the investment adviser to the fund. Further, each fund’s agreement may only be amended or terminated with the approval of the fund’s Board of Trustees. We believe it is consistent with Form N-1A and the Adopting Release to include a fund’s expense limitation in the fund’s fee table because, absent extraordinary circumstances (i.e., the adviser no longer serving as the adviser to the fund), the expense limitation will reduce the fund’s operating expenses for no less than one year from the effective date of the fund’s registration statement and the expense limitation agreement can only be terminated with the approval of the fund’s Board of Trustees. Moreover, each fund’s expense limitation agreement is intended to continue for the life of the fund (i.e., a permanent waiver) and, therefore, each fund currently expects its expense limitation agreement to continue for the life of the fund unless earlier terminated with the approval of the Board.
In addition, we believe it is consistent with Form N-1A and the Adopting Release to reflect such expense limitations in the funds’ example numbers for the full ten-year period because the Adopting Release makes clear that a fund may reflect its expense limitations in the example numbers for the periods for which the expense limitation is expected to continue. As stated above, each fund currently expects its expense limitation agreement to continue for the life of the fund unless earlier terminated with the approval of the Board.
2.	Comment: In the principal investment strategy section of the summary portion of the S&P 500 Index Fund’s prospectus, please delete (a) “[l]ike many index funds” from the first sentence of the third paragraph and (b) the sentence stating that shareholders will be provided at least 60 days notice of any change in the fund’s 80% investment policy.
Response: We have complied with your requests.
3.	Comment: In the summary portion of the prospectus, please delete the last sentence of the index ownership footnote for the S&P 500 Index Fund.
Response: We have complied with your request.
4.	Comment: In the principal risks sections of the summary portions of the prospectuses, please make clear that the risk of losing money is applicable to each disclosed risk and not just “market risk.”
Response: We have complied with your request.
5.	Comment: Please delete the first two sentences of the “investment style risk” paragraph as these sentences do not discuss risks.

Valerie Lithotomos
June 9, 2010

Response: We believe these sentences provide shareholders with meaningful context for the remainder of the paragraph by informing investors that index funds are designed to track a particular market segment (as measured by the index) and track the stocks in the index both in up and down markets. Accordingly, we have not made the requested change.
6.	Comment: In the summary portions of the prospectuses, please delete the first sentence of the “derivatives risk” paragraph as this sentence is more relevant to a fund’s investment strategy and does not discuss the risks of investing in derivatives. Also, identify the specific type(s) of derivatives that a fund may use in the heading in the risk section rather than using the heading “derivatives risk.”
Response: We have deleted the first sentence of the “derivatives risk” paragraph. We believe the use of the heading “derivatives risk” is appropriate in the prospectus because (a) the specific type(s) of derivatives principally used by a fund are disclosed in the fund’s investment strategy section and are identified as types of derivatives; and (b) the type(s) of derivatives used by the funds share the same basic principal risks and, therefore, disclosing each type of derivative and the risks thereof separately would lead to redundant disclosure which would not be meaningful to investors. Accordingly, we have not made the requested change.
7.	Comment: In the summary portions of the prospectuses, please delete the first sentence of the “securities lending risk” paragraph as this sentence is more relevant to a fund’s investment strategy and does not discuss the risks of engaging in securities lending.
Response: We have complied with your request.
8.	Comment: In the disclosure above the bar chart, please delete the sentence “[t]he index is unmanaged and does not include expenses or taxes” and include this information in the average annual total return table per the sample table in Form N-1A.
Response: We have complied with your request.
9.	Comment: In the disclosure above the bar chart, please delete the sentence “[a]ll figures assume distributions were reinvested.”
Response: We believe this sentence provides meaningful information to shareholders as it provides them with a better understanding of each fund’s performance information. Accordingly, we have not made the requested change.
10	Comment: Please remove all footnotes to the average annual total returns table. You may place the inception date information under the column heading “since inception” in the table.
Response: Except for funds with more than one share class, we have removed all footnotes to the average annual total returns tables. For funds with multiple share classes, we have retained the inception date information in the footnotes to the table because we believe this approach more clearly and effectively communicates this information to investors as opposed to trying to fit this information under the “since inception” column heading of the table.

Valerie Lithotomos
June 9, 2010

11.	Comment: At the end of the principal risks sections in the summary portions of the prospectuses, please remove the sentence “[y]ou may also refer to the section Investment Objectives, Strategies, Securities Risks and Limitations in the Statement of Additional Information (SAI).”
Response: We have complied with your request.
12.	Comment: In the portfolio managers section of the summary portions of the prospectuses, please delete the disclosure regarding when the portfolio manager joined the investment adviser.
Response: We have complied with your request.
13.	Comment: Please revise the purchase and sale of fund shares section of the summary portions of the prospectuses to make this section more concise. For example, only include one sentence regarding purchasing and selling shares of the funds through intermediaries and delete the information provided following the telephone number in the first bullet point.
Response: We have complied with your request.
14.	Comment: Please revise the tax information section of the summary portions of the prospectuses to more closely track Item 7 of Form N-1A.
Response: We have complied with your request.
I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statements; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statements reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statements; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please do not hesitate to call the undersigned at 215.963.5598 with any questions or comments.
Very truly yours,
/s/ Sean Graber
Sean Graber